AMENDMENT NO. 2 TO
FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

AQUAMER, INC.

(Name of Small Business Issuer in its Charter)

Delaware	04-3516924

(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

68 Phillips Beach Avenue Swampscott, Massachusetts 01907

(Address of principal executive offices) (zip code)

Issuer's telephone number (781) 389-9703

Securities to be registered under Section 12(b) of the Act:

None	N/A

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.0001 par value

(Title of class)

Aquamer, Inc. is the wholly owned subsidiary of Bellacasa Productions, Inc., a Nevada corporation ("BCP"). BCP has entered into an Agreement and Plan of Merger providing, among other things, that WiFiMed, Inc. will merge with and into BCP and that all shares of Aquamer, Inc. owned by BCP will be distributed to BCP shareholders in a spin-off. Each shareholder of BCP will receive .721996 share of common stock of Aquamer, Inc. for each share of BCP common stock owned as of the effective date of the merger.

The merger and the distribution of shares of Aquamer, Inc. are described in a joint disclosure statement contained in the definitive proxy statement on Schedule 14C filed with the Commission by BCP on February 1, 2007 (the "Joint Disclosure Statement").  The Joint Disclosure Statement is attached hereto as Exhibit 12.3 and incorporated herein by reference.

ITEM NO.	ITEM CAPTION	REFERENCE

Part I
Item 1.	Description of Business	Incorporated by reference from BCP Form 10-QSB for the period ending September 30, 2006 and Form 10-KSB/A for the year ending December 31, 2005 filed as Exhibits 12.1 and 12.2

Item 2.	Management's Discussion and Analysis or Plan of Operations	Incorporated by reference from BCP Form 10-QSB for the period ending September 30, 2006 and Form 10-KSB/A for the year ending December 31, 2005 filed as Exhibits 12.1 and 12.2

Item 3.	Description of Property	Incorporated by reference from BCP Form 10-QSB for the period ending September 30, 2006 and Form 10-KSB/A for the year ending December 31, 2005 filed as Exhibits 12.1 and 12.2

Item 4.	Security Ownership of Certain Beneficial Owners & Management	Incorporated by reference from page 17 of the Joint Disclosure Statement, attached hereto as Exhibit 12.3

Item 5.	Directors, Executive Officers, Promoters, and Control Persons

Incorporated by reference from page 19 of the Joint Disclosure Statement, attached hereto Exhibit 12.3 and incorporated by reference from BCP Form 10-QSB for the period ending September 30, 2006 and Form 10-KSB/A for the year ending December 31, 2005 filed as Exhibits 12.1 and 12.2

Item 6.	Executive Compensation

Incorporated by reference from page 19 of the Joint Disclosure Statement, attached hereto as Exhibit 12.3 and incorporated by reference from BCP Form 10-QSB for the period ending September 30, 2006 and Form 10-KSB/A for the year ending December 31, 2005 filed as Exhibits 12.1 and 12.2

Item 7.	Certain Relationships and Related Transactions	Incorporated by reference from page 19 of the Joint Disclosure Statement. See "Interests of Certain Entities" attached hereto as Exhibit 12.3

Item 8.	Description of Securities

Following the completion of the spin-off the Company will have authority to issue two classes of shares. The total numbers of shares of capital stock which the Company shall have the authority to issue is 40,000,000, of which 30,000,000 are common stock and 10,000,000 are preferred stock. Each share of common stock has the par value of $0.0001 per share and each share of preferred stock has a par value of $0.0001 per share. The preferred stock may be issued from time to time in one or more series, at the discretion of the Company's board of directors without the stockholder approval, with each such series to consist of such number of shares and to have such voting powers and such designations, powers, preferences and relative, participating, optional, redemption, conversion, exchange or other special rights, and such qualifications, limitations or restrictions as shall be stated in the resolution designating the issuance thereof. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all the directors. As of the completion of the spin-off there shall be approximately 28,504,150 shares of common stock outstanding and no shares of preferred stock designated or outstanding.

Part II

Item 1.	Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters	Incorporated by reference from page 19 of the Joint Disclosure Statement, attached hereto as Exhibit 12.3

Item 2.	Legal Proceedings	None

Item 3.	Changes in and Disagreements with Accountants	None

Item 4.	Recent Sales of Unregistered Securities	None

Item 5.	Indemnification of Directors and Officers

Our certificate of incorporation provides that we must, to the fullest extent permitted by the Delaware General Corporation Law, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters.  Our bylaws further provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law.  The indemnification provided in the bylaws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled.  Our indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, our best interests.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Part F/S

Financial Statements

Financial statements for Aquamer, Inc. are included herein. Additional financial information is incorporated by reference from page 43 of the Joint Disclosure Statement, attached hereto as Exhibit 12.3 and incorporated by reference from BCP Form 10-QSB for the period ending September 30, 2006 and Form 10-KSB/A for the year ending December 31, 2005 filed as Exhibits 12.1 and 12.2.

Part III

Item 1.	Index to Exhibits	See below

Item 2.	Description of Exhibits

	2.1	Articles of Incorporation (previously filed)
	2.2	Bylaws (previously filed)
	3.1	Agreement and Plan of Merger (contained under Appendix A to Exhibit 12.3)
	12.1	BCP Quarterly Report to Stockholders on Form 10-QSB for the period ended September 30, 2006 (contained under Appendix E to Exhibit 12.3)
	12.2	BCP Annual Report on Form 10-KSB/A for the year ended December 31, 2005 (contained under Appendix E to Exhibit 12.3)
	12.3	Joint Disclosure Statement contained in the definitive proxy statement on Schedule 14C filed with the Commission by BCP on February 1, 2007

AQUAMER, INC.
  (a development stage company)

Table of Contents

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements (audited):

Balance Sheet as of December 31, 2005	F-3

Statements of Operations for the years ended December 31, 2005 and	F-4
December 31, 2004 and for the period from inception (February 4, 2000)
through December 31, 2005

Statements of Stockholders' Deficiency from inception (February 4, 2000)	F-5
through December 31, 2005

Statements of Cash Flows for the years ended December 31, 2005 and	F-6
December 31, 2004 and for the period from inception (February 4, 2000)
through December 31, 2005

Notes to Financial Statements	F-7

Interim Financial Statements (unaudited):

Balance Sheets as of September 30, 2006 and December 31, 2005	F-13

Statements of Operations for the nine months ended September 30, 2006,	F-14
and September 30, 2005 and for the period from inception
(February 4, 2000) through September 30, 2006

Statement of Stockholders' Deficiency from inception (February 4, 2000)	F-15
through September 30, 2006

Statements of Cash Flows for the nine months ended September 30, 2006,	F-16
September 30, 2005 and for the period from inception (February 4, 2000)
through September 30, 2006

Notes to Interim Financial Statements	F-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Aquamer, Inc.
Swampscott, Massachusetts 01907

           I have audited the accompanying balance sheets of Aquamer, Inc., a development stage company, (the "Company") as of December 31, 2005 and the related statements of operations, cash flows and stockholders' deficiency for the years ended December 31, 2005 and 2004 and for the cumulative development stage period of February 4, 2000 through December 31, 2005. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

           I conducted my audits in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting.  My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, I express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

           In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aquamer, Inc. as of December 31, 2005 and the results of its operations, its cash flows and changes in stockholders' deficiency for the years ended December 31, 2005 and 2004 and for the cumulative development stage period of February 4, 2000 (inception) through December 31, 2005 in conformity with accounting principles generally accepted in the United States.

           The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 10 to the financial statements, the Company has experienced net operating losses since inception totaling approximately $485,000. This raises substantial doubt about the Company's ability to continue as a going concern.  Management's plans in regard to these matters are described in Note 10. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant
Rochester, New York

December 19, 2006

AQUAMER, INC. (a development stage company) Balance Sheet
December 31, 2005
Assets
Current assets:
Cash	$0
Prepayments under product supply agreement	140,000

Total current assets	140,000

Property and equipment, net of accumulated depreciation, $6,332	568
Advances to related party	33,594

$174,162

Liabilities and Stockholder's Deficiency
Current liabilities:
Trade accounts payable	$71,174

Total current liabilities	71,174

Due to Bellacasa Productions, Inc. (Parent company)	109,600

Stockholder's deficiency
Preferred stock,
10,000,000 shares authorized, none issued	0
Common stock, $.0001 par value
30,000,000 shares, authorized 28,504,148 shares, issued and outstanding	2,850
Additional paid-in capital	475,035
Deficit accumulated during the development stage	(484,497)

Total stockholder's deficiency	(6,612)

$174,162

See accompanying notes to financial statements.

AQUAMER, INC.
  (a development stage company)

Statements of Operations

		Year ended December 31, 2005	Year ended December 31, 2004	Period from February 4, 2000 (inception) through December 31, 2005

Revenue		$0	$0	$0

Costs and expenses:
General and administrative		30,995	143,542	314,663
Research and development		0	0	206,121
Depreciation		1,036	1,035	6,332
Interest, net of interest income		(1,160)	(1,160)	(7,988)

Total costs and expenses		30,871	143,417	519,128

Loss before other income and income taxes		(30,871)	(143,417)	(519,128)

Forgiveness of related party debt		0	0	34,691

Loss before income taxes		(30,871)	(143,417)	(484,437)
Income taxes		60	0	60

Deficit accumulated during development stage		$(30,931)	$(143,417)	$(484,497)

Basic and diluted loss per share	$	(NIL )	$(0.01)

Weighted average number of shares outstanding		28,504,148	24,937,481

See accompanying notes to financial statements.

AQUAMER, INC.
(a development stage company)

Statement of Stockholders' Deficiency

	Preferred A		Preferred B		Common			Deficit Accumulated During Development Stage

	Shares	Par Value	Shares	Par Value	Shares	Common Stock Amount	Additional Paid-In Capital

Balance at February 4, 2000 (inception)	0	$0	0	$0	0	$0	$0	$0

Series A Preferred issued for cash, Feb 2000 @ $.01 per share	9,000,000	900					99,100
Contributed capital							50
Series B Preferred issued for services, Jun 2000 @ fair value - $.25 per share			108,800	11			27,189
Series B Preferred issued for cash, Sep 2000 @ $.25 per share			700,000	70			174,930
Net Loss								(154,940)

Balance at December 31, 2000	9,000,000	900	808,800	81	0	0	301,269	(154,940)

Net Loss								(39,806)

Balance at December 31, 2001	9,000,000	900	808,800	81	0	0	301,269	(194,746)

Net Loss								(111,482)

Balance at December 31, 2002	9,000,000	900	808,800	81	0	0	301,269	(306,228)

Conversion to common stock	(9,000,000)	(900)	(808,800)	(81)	9,808,800	981	0
Issued in settlement of related party amounts, Jan 2003 for actual costs @ $.03 per share					99,500	10	3,125
Shares issued in connection with stock split, Sep 2003					13,677,348	1,368	(1,368)
Net Loss								(3,921)

Balance at December 31, 2003	0	0	0	0	23,585,648	2,359	303,026	(310,149)

Shares issued for cash, Sep/Oct 2004 @ $.0375 per share					920,000	92	34,408
Shares issued in connection with stock split, Oct 2004					318,500	31	(32)
Shares issued for consulting services, Oct 2004 for fair value @ $.0375 per share					3,680,000	368	137,632
Net Loss								(143,417)

Balance at December 31, 2004	0	0	0	0	28,504,148	2,850	475,034	(453,566)

Net Loss								(30,931)

Balance at December 31, 2005	0	$0	0	$0	28,504,148	$2,850	$475,034	$(484,497)

See accompanying notes to financial statements.

F-5

AQUAMER, INC.
(a development stage company)

Statements of Cash Flows

	Year Ended December 31, 2005	Year Ended December 31, 2004	Period from February 4, 2000 (inception) through December 31, 2005

Cash flows from operating activities:
Deficit accumulated during development stage	$(30,931)	$(143,417)	$(484,497)
Adjustments to reconcile deficit accumulated during development stage to net cash used in operating activities:
Depreciation	1,036	1,035	6,332
Expenses paid by issuance of common stock	0	138,000	225,502
Change in operating assets and liabilities:
Increase in prepaid expenses	(141,160)	(1,160)	(139,594)
Increase (decrease) in accounts payable and accrued expenses	31,389	(1,850)	114,007

Net cash used in operating activities	(139,666)	(7,392)	(278,250)

Cash flows from investing activities:
Purchase of equipment	0	0	(6,900)

Net cash used in investing activities	0	0	(6,900)

Cash flows from financing activities:
Proceeds from issuance of common stock	0	34,500	34,550
Proceeds from issuance of preferred stock	0	0	175,000
Loans from Bellacasa Productions, Inc (parent company)	139,600	0	66,100
Repayment of related party loans	0	0	39,500
Loans to Bellacasa Productions, Inc.	0	(30,000)	(30,000)

Net cash generated by financing activities	139,600	4,500	285,150

Change in cash	(66)	(2,892)	0

Cash at beginning of period	66	2,958	0

Cash at end of period	$0	$66	$0

See accompanying notes to financial statements.

AQUAMER, INC.
(a development stage company)

 Notes to Financial Statements

  Year Ended December 31, 2005

Note 1 - Organization

              Aquamer, Inc. ("Aquamer" or the "Company") was formed as a Delaware corporation on February 4, 2000, for the purpose of developing medical products, using water-based tissue-bulking technology, for the fields of dermatology, gastroenterology and urology.

              On January 26, 2005, pursuant to a stock purchase agreement and share exchange among Bellacasa Productions, Inc. ("Bellacasa"), Aquamer, and the shareholders of Aquamer, Bellacasa purchased all of the outstanding shares of Aquamer through the issuance of 28,504,148 shares of Bellacasa common stock directly to the Aquamer shareholders. Pursuant to the agreement, Aquamer became a wholly owned subsidiary of Bellacasa.

Note 2 - Summary of Significant Accounting Policies

              Basis of Presentation: The financial statements have been presented in a "development stage" format. Since inception, the primary activities of Aquamer, Inc. have consisted primarily of organizational and equity fund raising activities. The Company has not commenced principal revenue producing activities.

              Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

              Cash and Cash Equivalents: For financial statement presentation purposes, those short-term, highly liquid investments with original maturities of three months or less are considered to be cash or cash equivalents.

              Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally five years. Expenditures for renewals and betterments are capitalized. Expenditures for minor items, repairs and maintenance are charged to operations as incurred. Gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place. Depreciation expense was $1,036 and $1,035 for fiscal years 2005 and 2004, respectively.

              Valuation of Long-lived Assets: The recoverability of long-lived assets, including equipment, goodwill and other intangible assets, is reviewed when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The primary measure of fair value is based on discounted cash flows. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

              Fair Value of Financial Instruments: Statements of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2005. The respective carrying value of certain on-balance sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

              Income Taxes: The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

              Deferred income taxes are recorded in accordance with SFAS No. 109, "Accounting for Income Taxes," or SFAS 109. Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities using the tax rates and laws in effect when the differences are expected to reverse. SFAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur. Realization of net deferred tax assets is dependent upon the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to realize benefit from the reversal of temporary differences and from net operating loss, or NOL, carry-forwards.

              Management has determined it more likely than not that these timing differences will not materialize and has provided a valuation allowance against substantially all of the net deferred tax asset. Management will continue to evaluate the realizability of the deferred tax asset and its related valuation allowance. If the assessment of the deferred tax assets or the corresponding valuation allowance were to change, then the related adjustment to income would be recorded during the period in which the determination was made. The tax rate may also vary based on the Company's results and the mix of income or loss in domestic and foreign tax jurisdictions in which the Company operates.

              In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and to the extent to which, additional taxes will be due. If it is ultimately determined that payment of these amounts is unnecessary, the liability will be reversed and a tax benefit will be recognized during the period in which it is determined that the liability is no longer necessary. An additional charge will be recorded in the provision for taxes in the period in which it is determined that the recorded tax liability is less than the ultimate assessment is expected to be.

              Stock Based Compensation: Stock-based awards to non-employees are accounted for using the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," and EITF Issue No. 96-18,  "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

              Stock-based awards to employees are accounted for using the intrinsic value method in accordance with APB Opinion No. 25 and FIN No. 44. The Company intends to adopt SFAS 123(R) using the "modified prospective" transition method beginning with the first quarter of 2006. Under this method, awards that are granted, modified, or settled after December 15, 2005, will be measured and accounted for in accordance with SFAS 123(R). In addition, beginning in the first quarter of 2006, expense must be recognized in the earnings statement for unvested awards that were granted prior to the adoption of SFAS 123(R). The expense will be based on the fair value determined at grant date under SFAS 123, "Accounting for Stock-Based Compensation."

              Earnings per Common Share: Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Diluted earnings per share assumes that any dilutive convertible securities outstanding were converted, with related preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds the exercise price, less shares which could have been purchased by the Company with the related proceeds. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any additional potential shares outstanding would be anti-dilutive. During the years ended December 31, 2005 and 2004, there were no convertible securities or options or warrants outstanding; consequently the weighted average outstanding common shares were the same for both the computation of basic earnings per share and diluted earnings per share.

              Accounting for Obligations and Instruments Potentially to be Settled in the Company's own Stock: The Company accounts for obligations and instruments potentially to be settled in the Company's stock in accordance with EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company's Own Stock." This issue addresses the initial balance sheet classification and measurement of contracts that are indexed to, and potentially settled in, the Company's own stock.

              Under EITF Issue No. 00-19 contracts are initially classified as equity or as either assets or liabilities, in the following situations:

              Equity
              · Contracts that require physical settlement or net-share settlement; and
              · Contracts that give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria for equity classification have been met.

              Assets or Liabilities
              · Contracts that require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company); and
              · Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

                All contracts are initially measured at fair value and subsequently accounted for based on the current classification. Contracts initially classified as equity do not recognize subsequent changes in fair value as long as the contracts continue to be classified as equity. For contracts classified as assets or liabilities, the Company reports changes in fair value in earnings and discloses these changes in the financial statements as long as the contracts remain classified as assets or liabilities. If contracts classified as assets or liabilities are ultimately settled in shares, any previously reported gains or losses on those contracts continue to be included in earnings. The classification of a contract is reassessed at each balance sheet date.

                In accordance with EITF Issue No. 00-19, a transaction which includes a potential for net-cash settlement, including liquidated damages, requires that derivative financial instruments, including warrants and additional investment rights, initially be recorded at fair value as an asset or liability and subsequent changes in fair value be reflected in the statement of operations. The recorded value of the liability for such derivatives can fluctuate significantly based on fluctuations in the market value of the underlying common stock of the issuer of the derivative instruments, as well as in the volatility of the stock price during the term used for observation and the remaining term.

                Warrant Derivative Liabilities
                The Company accounts for warrants issued in connection with financing arrangements in accordance with EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." Pursuant to EITF Issue No. 00-19, an evaluation of specifically identified conditions is made to determine whether the fair value of warrants issued is required to be classified as a derivative liability. The fair value of warrants classified as derivative liabilities is adjusted for changes in fair value at each reporting period, and the corresponding non-cash gain or loss is recorded in current period earnings

Selected Recent Accounting Pronouncements

              In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment," or SFAS No. 123(R). SFAS No. 123(R) revises FASB Statement No. 123 "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, and its related implementation guidance. This Statement eliminates the ability to account for share-based compensation using the intrinsic value method under APB Opinion No. 25. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, known as the requisite service period, which is usually the vesting period. SFAS No. 123(R) is effective for companies filing under Regulation SB as of the beginning of the first interim or annual reporting period that begins after December 15, 2005, which for the Company will be the first quarter of the year ending December 31, 2006. The Company anticipates adopting SFAS No. 123(R) beginning in the quarter ending March 31, 2006. Accordingly, the provisions of SFAS No. 123(R) will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date must be recognized as the requisite service is rendered on or after the required effective date. These new accounting rules will lead to a decrease in reported earnings. Although the adoption of SFAS No. 123(R) could have a material impact on the Company's financial position and results of operations, the potential impact from adopting this statement is being evaluated.

              In September 2004, the EITF reached a consensus regarding Issue No. 04-1, "Accounting for Preexisting Relationships between the Parties to a Business Combination" ("EITF 04-1"). EITF 04-1 requires an acquirer in a business combination to evaluate any preexisting relationship with the acquiree to determine if the business combination in effect contains a settlement of the preexisting relationship. A business combination between parties with a preexisting relationship should be viewed as a multiple element transaction. EITF 04-1 is effective for business combinations after October 13, 2004, but requires goodwill resulting from prior business combinations involving parties with a preexisting relationship to be tested for impairment by applying the guidance in the consensus. The Company will apply EITF 04-1 to acquisitions subsequent to the effective date and in its future goodwill impairment testing.

              In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," - an Amendment of APB Opinion No. 29, which is effective for the Company starting July 1, 2005. In the past, the Company would have frequently been required to measure the value of assets exchanged in non-monetary transactions by using the net book value of the asset relinquished. Under SFAS No. 153, the Company will measure assets exchanged at fair value, as long as the transaction has commercial substance and the fair value of the assets exchanged is determinable within reasonable limits. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 is not anticipated to have a material effect on the Company's financial position, results of operations or cash flows.

              In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20 "Accounting Changes," and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company does not believe that adoption of SFAS 154 will have a material impact on its financial statements.

Note 3 - Income Taxes

              The Company has approximately $225,000 in net operating loss carryovers available to reduce future income taxes. These carryovers expire at various dates through the year 2025. The Company has adopted SFAS 109 which provides for the recognition of a deferred tax asset based upon the value the loss carry-forwards will have to reduce future income taxes and management's estimate of the probability of the realization of these tax benefits. Management has determined that it more likely than not that the net operating loss carry-forwards will not be utilized; therefore a valuation allowance against the related deferred tax asset has been provided. A summary of the deferred tax asset as of December 31, 2005, and December 31, 2004, is as follows:

	2005	2004

The provision (benefit) for income taxes consists of the following:
Currently payable:
Federal	$ 0	$ 0
State	0	0

Total currently payable	0	0

Deferred:
Federal	9,990	46,324
State	1,547	7,171

Total deferred	11,537	53,495
Less: increase in allowance	(11,537)	(53,495)

Net deferred	0	0

Total income tax provision (benefit)	$ 0	$ 0

	2005	2004

Individual components of deferred taxes are as follows:
Deferred tax asset arising from net operating loss carry forwards	$ 83,996	$ 72,459

Individual components of deferred tax allowance are as follows:
Deferred tax asset arising from net operating loss carry forwards	(83,996)	(72,459)

Net Deferred Income Taxes	$ 0	$ 0

Note 4 - Prepayments under Product Supply Agreement

              Pursuant to a product supply agreement entered into by Aquamer in October 1999, the Company, in July 2005, prepaid $90,000 for the purchase of hydrogel product, based on poly-N-vinylpyrrolidone, as specified in certain U.S. Patents. In December 2005, the Company also paid $20,000 and recorded $30,000 as an account payable, which was paid in January 2006, for additional prepayment under the product supply agreement, which mandates minimum purchases of $50,000 per year.  The $110,000 cash payments and $30,000 additional billing satisfied the Company's purchase obligations for 2003, 2004 and 2005. No date has been set for the manufacturing of the product or delivery of the product to the Company.

              The Company plans to use the prepaid product under this Agreement, to further its business plan. As of December 31, 2006, or sooner, if a triggering event occurs that has impaired the carrying value of the asset, the Company will make a determination regarding whether there has been an asset impairment. As of December 31, 2005, the stock of Aquamer's parent company had not yet commenced trading and it was determined that there had been no impairment of value because the Company's parent had not had sufficient time to arrange for financing; and there had been no triggering event which would require a reduction of carrying value of the asset. Such triggering events may include the determination of the inability to raise sufficient capital; a foreseen delay in raising such capital; and the inability of the manufacturer to deliver the product; or the decision of the Company to not proceed with clinical trials; or if the Company elects to change its business plan.

Note 5 - Advances to Related Parties

              The Company is the holder of a note receivable from the Company's director and former president for $29,000, which bears interest at 4% per annum. At December 31, 2005, the total balance outstanding including accrued interest of $4,594 was $33,594. Interest for the years ended December 31, 2005 and 2004 was $1,160 for each year, respectively.

Note 6 - Due to Bellacasa Productions, Inc. (Parent Company)

             In September 2004, Aquamer made a $30,000 non-interest bearing loan to Bellacasa.  Since acquiring Aquamer in January 2005, Bellacasa, which had become the Company's parent and sole shareholder, has made advances for the benefit of Aquamer in the amount of $139,600 resulting in a net balance of $109,600 due Bellacasa by the Company as of December 31, 2005.

Note 7 - Property and Equipment

              Property and equipment consists of the following:

	December 31, 2005	December 31, 2004

Equipment	$6,900	$6,900
Less accumulated depreciation	(6,332)	(5,296)

	$568	$1,604

Note 8 - Stockholders' Deficiency

              Capital Structure

              The Company is authorized by its Certificate of Incorporation to issue 30,000,000 shares of common stock with a par value of $0.0001 and 10,000,000 shares of preferred stock. As of December 31, 2005 there were 28,504,148 shares of common stock that were issued and outstanding. There were no preferred shares issued as of that date.

              Stock Issued for Cash

              In September and October 2004, the Company issued a total of 920,000 shares of common stock, which are restricted as to transferability, for $34,500 or $0.0375 per share. The Company relied upon the exemption from registration under the Securities Act of 1933 provided by Section 4(2) thereof in connection with the issuance of the securities.

              Stock Issued for Services

              In October 2004, the Company issued a total of 3,680,000 shares of common stock for consulting services. The shares, which are restricted as to transferability, were valued at $138,000 or $0.0375 per share, which was representative of the approximate market value at the date of issuance. The Company relied upon the exemption from registration under the Securities Act of 1933 provided by Section 4(2) thereof in connection with the issuance of the securities.

Note 9 - Commitments

              The Company has entered into the following agreement:

              Amended and Restated Aquamer, Inc. Product Supply Agreement (the "Amended Supply Agreement"), effective March 31, 2006, between Aquamer and Partners in Biomaterials, Inc.  This agreement obligates Aquamer to minimum annual purchases of $50,000.  The Amended Supply Agreement extends the termination date to February 2031 unless Aquamer fails to secure FDA approval of its devices in which case the termination date may be in February 2012.

Note 10 - Going Concern

              The Company's financial statements have been presented on a going concern basis, which contemplates the realization and the satisfaction of liabilities in the normal course of business.  The liquidity of the Company has been adversely affected by losses since inception of approximately $485,000, which raises substantial doubt about the Company's ability to continue as a going concern without additional capital contributions and/or achieving profitable operations.

              Management's plans are to raise additional capital either in the form of common stock or convertible securities and continue research and development and pursue clinical trials to obtain necessary approvals to market its products. There can be no assurance, however, that the Company will be successful in accomplishing its objectives.

Note 11 - Subsequent Events

                On March 31, 2006, the Company entered into an Amended and Restated Aquamer, Inc. Patent License Agreement ("Amended Patent Agreement").  The Amended Patent Agreement is exclusive and has a term in perpetuity.  Aquamer must pay Partners in Biomaterials, Inc. a royalty of 5% of net sales until the patent expires and 2% thereafter.

                On September 14, 2006, Aquamer's parent, Bellacasa Productions, Inc., entered into an Agreement and Plan of Merger ("the Merger Agreement") with WiFiMed Holdings, Inc.  The merger, if completed will be treated as a reverse merger transaction. In conjunction with this proposed transaction, the Merger Agreement provides for the distribution of all of the outstanding common stock of Aquamer to the shareholders of Bellacasa on a pro-rata basis, whereby Bellacasa shareholders will receive .7219996 shares of Aquamer common stock for each share held of Bellacasa common stock. Bellacasa has also agreed to transfer all of its assets to Aquamer and will contribute capital to Aquamer equivalent to the total of all sums currently owed by Aquamer to Bellacasa, which as of September 30, 2006 was approximately $177,000.

AQUAMER, INC. (a development stage company) Balance Sheets

	September 30, 2006 (unaudited)	December 31, 2005
Assets
Current assets:
Cash	$0	$0
Prepayments under product supply agreement	140,000	140,000

Total current assets	140,000	140,000

Property and equipment, net of accumulated depreciation ($6,900 and $6,332)	0	568
Advances to related party	34,464	33,594

	$174,464	$174,162

Liabilities and Stockholder's Deficiency

Current liabilities:
Trade accounts payable	$40,785	$71,174

Total current liabilities	40,785	71,174

Due to Bellacasa Productions, Inc. (Parent company)	177,472	109,600

Stockholder's deficiency:
Preferred stock, 25,000,000 shares authorized, none issued	0	0
Common stock, $.0001 par value
30,000,000 shares, authorized 28,504,148 shares, issued and outstanding	2,850	2,850
Additional paid-in capital	475,035	475,035
Deficit accumulated during the development stage	(521,678)	(484,497)

Total stockholder's deficiency	(43,793)	(6,612)

	$174,464	$174,162

See accompanying notes to financial statements.

AQUAMER, INC.
(a development stage company)

 Statements of Operations
(unaudited)

		Nine Months ended			Period from February 4, 2000 (inception) through Sept. 30, 2006

		Sept. 30, 2006		Sept. 30, 2005

Revenue		$0		$0	$0

Costs and expenses:
General and administrative		37,417		0	352,080
Research and development		0		0	206,121
Depreciation		568		777	6,900
Interest, net of interest income		(870)		(870)	(8,858)

Total costs and expenses		37,115		(93)	556,243

(Loss) income before other income and income taxes		(37,115)		93	(556,243)

Income from forgiveness of related party debt		0		0	34,691

(Loss) before income taxes		(37,115)		93	(521,552)
Income taxes		66		60	126

Deficit accumulated during development stage		$(37,181)		$33	$(521,678)

Basic and diluted loss per share	$	(NIL )	$	(NIL )

Weighted average number of shares outstanding		28,504,148		28,504,148

See accompanying notes to financial statements.

AQUAMER, INC.
(a development stage company)

Statement of Stockholders' Deficiency

	Preferred A		Preferred B		Common			Deficit Accumulated During Development Stage

	Shares	Par Value	Shares	Par Value	Shares	Common Stock Amount	Additional Paid-In Capital

Balance at February 4, 2000 (inception)	0	$0	0	$0	0	$0	$0	$0

Series A Preferred issued for cash, Feb 2000 @ $.01 per share	9,000,000	900					99,100
Contributed capital							50
Series B Preferred issued for services, Jun 2000 @ fair value - $.25 per share			108,800	11			27,189
Series B Preferred issued for cash, Sep 2000 @ $.25 per share			700,000	70			174,930
Net Loss								(154,940)

Balance at December 31, 2000	9,000,000	900	808,800	81	0	0	301,269	(154,940)

Net Loss								(39,806)

Balance at December 31, 2001	9,000,000	900	808,800	81	0	0	301,269	(194,746)

Net Loss								(111,482)

Balance at December 31, 2002	9,000,000	900	808,800	81	0	0	301,269	(306,228)

Conversion to common stock	(9,000,000)	(900)	(808,800)	(81)	9,808,800	981	0
Issued in settlement of related party amounts, Jan 2003 for actual costs @ $.03 per share					99,500	10	3,125
Shares issued in connection with stock split, Sep 2003					13,677,348	1,368	(1,368)
Net Loss								(3,921)

Balance at December 31, 2003	0	0	0	0	23,585,648	2,359	303,026	(310,149)

Shares issued for cash, Sep/Oct 2004 @ $.0375 per share					920,000	92	34,408
Shares issued in connection with stock split, Oct 2004					318,500	31	(32)
Shares issued for consulting services, Oct 2004 for fair value @ $.0375 per share					3,680,000	368	137,632
Net Loss								(143,417)

Balance at December 31, 2004	0	0	0	0	28,504,148	2,850	475,034	(453,566)

Net Loss								(30,931)

Balance at December 31, 2005	0	0	0	0	28,504,148	2,850	475,034	(484,497)

Net Loss								(37,181)

Balance at September 30, 2006	0	$0	0	$0	28,504,148	$2,850	$475,034	$(521,678)

See accompanying notes to financial statements.

AQUAMER, INC.
(a development stage company)

Statements of Cash Flows
(unaudited)
	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005	Period from February 4, 2000 (inception) through September 30, 2006

Cash flows from operating activities:
(Deficit) income accumulated during development stage	$(37,181)	$33	$(521,678)
Adjustments to reconcile deficit accumulated during development stage to net cash used in operating activities:
Depreciation	568	777	6,900
Expenses paid by issuance of common stock	0	0	225,502
Change in operating assets and liabilities:
Increase in prepaid expenses and other assets	(870)	(870)	(140,464)
Increase (decrease) in accounts payable and accrued expenses	(30,389)	0)	83,618

Net cash used in operating activities	(6,.872)	(60)	(346,122)

Cash flows from investing activities:
Purchase of equipment	0	0	(6,900)

Net cash used in investing activities	0	0	(6,900)

Cash flows from financing activities:
Proceeds from issuance of common stock	0	0	34,550
Proceeds from issuance of preferred stock	0	0	175,000
Loans to related parties	0	0	(73,500)
Loans from Bellacasa Productions, Inc (parent company)	67,872	0	207,472
Repayment of related party loans	0	0	39,500
Loans to Bellacasa Productions, Inc.	0	0	(30,000)

Net cash generated by financing activities	67,872	0	353,022

Change in cash	0	(60)	0

Cash at beginning of period	0	66	0

Cash at end of period	$0	$6	$0

See accompanying notes to financial statements.

AQUAMER, INC.
 (a development stage company)

 Notes to Interim Financial Statements
   September 30, 2006
  (unaudited)

Note 1 - Organization

            Aquamer, Inc. ("Aquamer" or the "Company") was formed as a Delaware corporation on February 4, 2000, for the purpose of developing medical products, using water-based tissue-bulking technology, for the fields of dermatology, gastroenterology and urology.

            On January 26, 2005, pursuant to a stock purchase agreement and share exchange among Bellacasa Productions, Inc. ("Bellacasa"), Aquamer, and the shareholders of Aquamer, Bellacasa purchased all of the outstanding shares of Aquamer through the issuance of 28,504,148 shares of Bellacasa common stock directly to the Aquamer shareholders. Pursuant to the agreement, Aquamer became a wholly owned subsidiary of Bellacasa.

 Note 2 - Basis of Presentation

           The financial statements have been presented in a "development stage" format. Since inception, the primary activities of Aquamer, Inc. have consisted primarily of organizational and equity fund raising activities. The Company has not commenced principal revenue producing activities.

            The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to intangible assets, income taxes, insurance obligations and contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other resources. Actual results may differ from these estimates under different assumptions or conditions.

            In the opinion of management, the information furnished herein reflects all adjustments necessary for a fair statement of the financial position and results of operations and cash flows as of and for the nine-month periods ended September 30, 2006 and 2005. All such adjustments are of a normal recurring nature.

Note 3 - Summary of Significant Accounting Policies

            Stock Based Compensation:

            On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") 123R, "Share-Based Payment" ("SFAS 123(R)"), which requires that companies measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements.

            Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations, and would typically recognize no compensation expense for stock option grants if options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

            The Company adopted SFAS 123(R) using the "modified prospective" method, which results in no restatement of prior period amounts. Under this method, the provisions of SFAS 123(R) apply to all awards granted or modified after the date of adoption. In addition, compensation expense must be recognized for any unvested stock option awards outstanding as of the date of adoption on a straight-line basis over the remaining vesting period. The Company calculates the fair value of options using a Black-Scholes option pricing model. There are currently no outstanding options subject to future vesting, therefore, no charge is required for the nine months ended September 30, 2006 and 2005. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported in the Statement of Cash Flows as a financing cash inflow rather than an operating cash inflow. In addition, SFAS 123(R) required a modification to the Company's calculation of the dilutive effect of stock option awards on earnings per share. For companies that adopt SFAS 123(R) using the "modified prospective" method, disclosure of pro forma information for periods prior to adoption must continue to be made.

            Earnings per Common Share:

            Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Diluted earnings per share assumes that any dilutive convertible securities outstanding were converted, with related preferred stock dividend requirements and outstanding common shares adjusted accordingly. During the nine-month periods ended September 30, 2006 and 2005, there were no convertible securities or options or warrants outstanding; consequently the weighted average outstanding common shares were the same for both the computation of basic earnings per share and diluted earnings per share.

            Selected Recent Accounting Pronouncements

            In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20 "Accounting Changes," and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that adoption of SFAS 154 will have a material impact on its financial statements.

Note 4 - Prepayments under Product Supply Agreement

            Pursuant to a product supply agreement entered into by Aquamer in October 1999, the Company, in July 2005, prepaid $90,000 for the purchase of hydrogel product, based on poly-N-vinylpyrrolidone, as specified in certain U.S. Patents. In December 2005, the Company also paid $20,000 and recorded $30,000 as an account payable, which was paid in January 2006, for additional prepayment under the product supply agreement, which mandates minimum purchases of $50,000 per year.  The $110,000 cash payments and $30,000 additional billing satisfied the Company's purchase obligations for 2003, 2004 and 2005. No date has been set for the manufacturing of the product or delivery of the product to the Company.

            The Company plans to use the prepaid product under this Agreement, to further its business plan. As of December 31, 2006, or sooner, if a triggering event occurs that has impaired the carrying value of the asset, the Company will make a determination regarding whether there has been an asset impairment. As of September 30, 2006, the Company has determined that there has been no impairment of value because Aquamer's parent company had not had sufficient time since its common stock commenced trading to arrange for financing; and there has been no triggering event which would require a reduction of carrying value of the asset. Such triggering events may include the determination of the inability to raise sufficient capital; a foreseen delay in raising such capital; and the inability of  the manufacturer to deliver the product; or the decision of the Company to not proceed with clinical trials; or if the Company elects to change its business plan.

Note 5 - Advances to Related Parties

            The Company is the holder of a note receivable from the Company's director and former president for $29,000, which bears interest at 4% per annum. At September 30, 2006, the total balance outstanding, including accrued interest of $5,464, was $34,464. Interest for the nine months ended September 30, 2006 and 2005 was $870 for both periods, respectively.

Note 6- Due to Bellacasa Productions, Inc. (Parent Company)

             In September 2004, Aquamer made a $30,000 non-interest bearing loan to Bellacasa.  Since acquiring Aquamer in January 2005, Bellacasa, which had become the Company's parent and sole shareholder, has made advances for the benefit of Aquamer in the amount of $207,472, resulting in a net balance of $177,472 due Bellacasa by the Company.

Note 7 - Stockholder's Deficiency

            Capital Structure

            The Company is authorized by its Certificate of Incorporation to issue 30,000,000 shares of common stock with a par value of $0.0001 and 20,000,000 shares of preferred stock. As of September 30, 2006 there were 28,504,148 shares of Common Stock issued and outstanding and there were no preferred shares issued as of that date.

Note 8 - Commitments

            The Company has entered into the following agreement:

            Amended and Restated Product Supply Agreement ("Supply Agreement") and Amended Patent Agreement ("Patent Agreement") each between Aquamer and Partners in Biomaterials, Inc. are effective March 31, 2006. The Supply Agreement, which terminates in February 2031 (unless Aquamer fails to secure FDA approval of its devices in which case the termination date may be in February 2012), obligates Aquamer to minimum annual purchases of $50,000.  The Patent Agreement is exclusive, has a term in perpetuity and requires Aquamer to pay royalties of 5% of net sales until patent expiration and 2% thereafter.

Note 9 - Going Concern

            The Company's financial statements have been presented on a going concern basis, which contemplates the realization and the satisfaction of liabilities in the normal course of business.  The liquidity of the Company has been adversely affected by losses since inception of approximately $522,000, which raises substantial doubt about the Company's ability to continue as a going concern without additional capital contributions and/or achieving profitable operations.

            Management's plans are to raise additional capital either in the form of common stock or convertible securities and continue research and development and pursue clinical trials to obtain necessary approvals to market the Company's products. There can be no assurance, however, that the Company will be successful in accomplishing its objectives.

Note 10 - Proposed Spin-off by Parent Company

            On September 14, 2006, Aquamer's parent, Bellacasa Productions, Inc., entered into an Agreement and Plan of Merger ("the Merger Agreement") with WiFiMed Holdings, Inc.  The merger, if completed will be treated as a reverse merger transaction. In conjunction with this proposed transaction, the Merger Agreement provides for the distribution of all of the outstanding common stock of Aquamer to the shareholders of Bellacasa on a pro-rata basis, whereby Bellacasa shareholders will receive .7219996 shares of Aquamer common stock for each share held of Bellacasa common stock. Bellacasa has also agreed to transfer all of its assets to Aquamer and will contribute capital to Aquamer equivalent to the total of all sums currently owed by Aquamer, Inc. to Bellacasa, which as of September 30, 2006 was approximately $177,472.

SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AQUAMER, INC.

Date:  February 1, 2007          /s/Marshall Sterman
                                   Name:  Marshall Sterman
                                        Its:  Chief Executive Officer and Chief
                                               Financial Officer